UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated February 1, 2024: DYNAGAS LNG PARTNERS LP DECLARES CASH DISTRIBUTION ON ITS SERIES B PREFERRED UNITS.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2024

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP DECLARES CASH DISTRIBUTION ON ITS SERIES B PREFERRED UNITS

ATHENS –February 1, 2024 - Dynagas LNG Partners LP (the “Partnership”) (NYSE: DLNG), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced that its Board of Directors has declared a cash distribution of $0.71764025 per unit on its Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”) (NYSE: DLNG PR B) for the period from and including November 22, 2023 to and including February 21, 2024 (the “Distribution Period”).

Effective as of November 22, 2023, in accordance with the terms of the Series B Preferred Units, the distribution rate for the Series B Preferred Units changed from fixed to floating, and is equal to the Term Secured Overnight Financing Rate for the applicable three month tenor published by the Chicago Mercantile Exchange plus  the credit spread adjustment of 0.26161% (“Credit Adjusted Three-Month CME Term SOFR”) plus a spread of 5.593% (the “Margin”) per annum per $25.00 stated liquidation preference per unit. The applicable distribution rate for each distribution period is determined every three months by the calculation agent for the Series B Preferred Units. The calculation agent selected Credit Adjusted Three-Month CME Term SOFR as the comparable substitute base rate for the Three-Month LIBOR Rate, which otherwise would have been the applicable base rate. LIBOR rates were discontinued as of June 30, 2023. The distribution rate for the Distribution Period was 11.232630%, which is the sum of 5.639630% (the applicable Credit Adjusted Three-Month CME Term SOFR) plus the Margin.

The cash distribution is payable on February 22, 2024 to all Series B Preferred Unitholders of record as of the close of business on February 14, 2024.

Distributions on the Series B Preferred Units are payable quarterly in arrears on the 22nd day (unless the 22nd day falls on a weekend or public holiday, in which case the payment date is moved to the next business day) of February, May, August and November of each year, when, as and if declared by our Board of Directors. This is the twenty-first sequential cash distribution on the Series B Preferred Units since they began trading on the NYSE.

The Partnership has 2,200,000 Series B Preferred Units outstanding as of the date of this press release.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a master limited partnership which owns and operates LNG carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations/ Financial Media:
Nicolas Bornozis/Markella Kara
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.